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                                                                   Exhibit 99.84

News release via Canada NewsWire, Toronto 416-863-9350

             Attention Business/Medical Editors:
             ALZHEIMER'S DISEASE LEAD PRODUCT, AZD-103, NEUTRALIZES DISEASE EFFECTS OF AMYLOID BETA IN PRECLINICAL MODEL

TORONTO, FEB. 27 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) announced that an oral presentation demonstrating that AZD-103 neutralizes and rescues amyloid beta inhibition of synaptic transmission in a leading experimental model associated with learning and memory was made at the Keystone Symposia on Alzheimer's disease held in Breckenridge, Colorado. The presentation was entitled "The Cyclohexanehexol, AZD-103, Neutralizes Cell-derived A-Beta Oligomers and Rescues Hippocampal Long-Term Potentiation". The studies were performed in the laboratory of Dr. Dennis Selkoe at Brigham and Women's Hospital of the Harvard University School of Medicine in Boston, Massachusetts.

This standard assay of hippocampal long-term potentiation (LTP) has been extensively described in the literature, and is widely accepted as a measure of synaptic efficacy and plasticity in the brain. The cellular and molecular basis of LTP employs closely similar mechanisms to those necessary for learning and memory in humans. In these studies, AZD-103 was shown to be highly effective at neutralizing the short term effects of amyloid beta oligomers on synaptic function in the hippocampal slices from mice. Based on these very encouraging findings, AZD-103 continues to demonstrate the efficacy and safety profile necessary to be considered as a leading drug candidate for the treatment of Alzheimer's patients.

About AZD-103

The lead compound AZD-103 is part of an emerging class of disease-modifying agents that have the potential to both reduce disease progression and improve symptoms such as cognitive function. AZD-103 breaks down neurotoxic fibrils, allowing amyloid peptides to clear from the brain rather than accumulate and aggregate to form amyloid plaques, a hallmark pathology of Alzheimer's disease. In addition, AZD-103 is well positioned as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

About Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is

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expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
Co: Transition Therapeutics Inc.
CNW: 09:11e 27-FEB-06